FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

 

Teva Pharmaceutical Industries Ltd.   Active Biotech AB
Web Site: www.tevapharm.com   Web Site: www.activebiotech.com

_____

FOR IMMEDIATE RELEASE

Contacts:

Teva:
Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
+ 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America
+1 (215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
+ 972-3-926-7554

Active Biotech:

Sven Andréasson
President and CEO

Tomas Leanderson
Chief Scientific Officer

Cecilia Hofvander
Manager Corporate Communication

Active Biotech AB
+46 46 19 20 00

**TEVA AND ACTIVE BIOTECH ANNOUNCE AGREEMENT FOR
LAQUINIMOD POTENTIAL ORAL THERAPY FOR MULTIPLE SCLEROSIS**

**Jerusalem, Israel, and Lund, Sweden, June 14, 2004 – Teva Pharmaceutical
Industries Ltd. (NASDAQ:TEVA) and Active Biotech AB (Stockholm: ACTI.ST)**
announced today that they have signed an agreement to develop and commercialize
laquinimod, Active Biotech's novel immunomodulatory compound, which has the
potential to be an orally available disease modifying treatment of multiple sclerosis (MS).

Under the terms of the agreement, which is subject to Hart-Scott-Rodino review and the
applicable waiting period, Teva will acquire the exclusive rights to develop, register,
manufacture and commercialize laquinimod worldwide, with the exception of the Nordic
and Baltic countries, where Active Biotech will retain all commercial rights.

Active Biotech has successfully completed a Phase II trial and presented its results at the
2004 American Academy of Neurology (AAN) Annual Meeting held in San Francisco
this past April. These results showed that oral laquinimod, in a dosage of 0.3 mg daily, is
well tolerated and effective in suppressing the development of active lesions in relapsing
MS. Teva intends to complete the clinical development program and will conduct Phase
III studies.

"As a leader in the global MS Market, the addition of laquinimod to Teva's innovative
pipeline further demonstrates our commitment to developing new classes of therapies for
MS patients to treat their disease and improve their quality of life, while expanding our
company's presence in the field of neurology," said Israel Makov, President & CEO of
Teva Pharmaceutical Industries. "We are pleased to collaborate with a growing
biotechnology company such as Active Biotech, who shares our dedication to sound
science and innovation."

"Teva is our partner of choice as they are a market leader in the MS field and have a
proven experience in clinical development in neurology. If laquinimod reaches the
market, it will contribute to a better life for MS patients. A success of the laquinimod
project would mean significant royalty streams to Active Biotech", said Sven
Andréasson, President & CEO of Active Biotech.

Teva has agreed to make an upfront payment of 5 million USD to Active Biotech and to
conduct and fund the further clinical development of laquinimod. The contract between
the two companies also calls for Teva to make payments to Active Biotech upon the
achievement of various milestones, which include sales targets. If such milestones were
all to be met, payments to Active Biotech would aggregate to 92 million USD. Active
Biotech will also receive tiered double digit royalties on sales of the product, once
marketed.

About Laquinimod
Laquinimod is a novel immunomodulatory substance developed as an orally available
disease modifying treatment of MS. The conclusion from a recently concluded Phase II
study is that oral laquinimod in a dosage of 0.3 mg daily is well tolerated and effective in
suppressing development of active brain MRI lesions in relapsing MS. Treatment over six
months with 0.3 mg of laquinimod daily resulted in a 30-percent decrease in MRI disease
activity. Patients with disease activity at the start of the study showed a decrease of more
than 40 percent. The study also confirmed laquinimod's advantageous safety profile.

About Multiple Sclerosis (MS)
Multiple sclerosis (MS) is a chronic, progressive disease of the central nervous system. It
is the most common neurological disease causing disability in young adults. It has been
described as an autoimmune disease because it is one of many diseases in which the
immune system attacks healthy areas of the body as if they were foreign. In MS, these
attacks are aimed at the central nervous system. The central nervous system is made up of
nerves covered by a substance called *myelin,* which is similar to insulation protecting
electrical wires because it surrounds and protects nerve fibers. When myelin or the nerve
fiber is destroyed or damaged, the nerves cannot send electrical impulses to and from the
brain, causing the onset of MS symptoms.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures, and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Active Biotech

Active Biotech is a biotechnology company focusing on research and development of pharmaceuticals. Active Biotech has a strong R&D portfolio and pipeline products with focus primarily on autoimmune/ inflammatory diseases and cancer. Most advanced projects include orally administered small molecules with unique immunomodulatory properties that can be used to treat autoimmune and inflammatory diseases, as well as a novel concept for use in cancer immunotherapy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: June 14, 2004